82-2748

SUPPL




RECEIVED
MAR 24 2005

VECTOR

Corporate Finance Lawyers

1040-999 W. Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.683.1102
Fax: 604.683.2643

E-mail: lsalt@vectorlaw.com

05006834

File No. 1036

March 17, 2005

VIA SEDAR

Attention: Financial Reporting

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Attention: Continuous Disclosure

Alberta Securities Commission
4th Floor, 300-5th Avenue S.W.
Calgary, Alberta T2P 3C4

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

Dear Sirs:

re: Goldcliff Resource Corporation (the "Company")
Annual Report - Annual and Special General Meeting (the "Meeting")

In accordance with Sections 153, 154, 183, 184 and 189 of the Securities Rules, we attach a copy of the Company's President's Report to Shareholders with respect to the Company's Meeting scheduled to be held on April 13, 2005.

The aforesaid material forms a part of the Management Proxy Materials which will be delivered to the Company's transfer agent so that bulk distribution may be made to the intermediaries on or before **March 18, 2005** and the same mailed to the shareholders in accordance with National Instrument 54-101, *Communication with Beneficial Owners of Securities of a Reporting Issuer*.

A confirmation of mailing will be filed under separate cover.

Yours very truly,
VECTOR Corporate Finance Lawyers



Per:

Lindsay Salt
Paralegal

ls
Encl.

cc: Goldcliff Resource Corporation (Attn: Leonard W. Saleken)
TSX Venture Exchange (Attn: Records, w/encl., via SEDAR)
Securities & Exchange Commission, Division of Corporate Finance - Exemption No. 82-2748, w/encls.
Standard & Poor's Corporation (Attn: Library, Corporate Files Manager), w/encls.



p:\clients\1-sedar\goldclif\am\2005\bcsclt3report.doc

VECTOR
Corporate Finance Lawyers


RECEIVED
MAR 2 4 2005
202
SEC MAIL PROCESSING SECTION
WASH DC
COPY

1040-999 W. Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.683.1102
Fax: 604.683.2643

E-mail: lsalt@vectorlaw.com

File No. 1036

March 17, 2005

VIA SEDAR

Attention: Financial Reporting

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Attention: Continuous Disclosure

Alberta Securities Commission
4th Floor, 300-5th Avenue S.W.
Calgary, Alberta T2P 3C4

Dear Sirs:

re: Goldcliff Resource Corporation (the "Company")
Management Proxy Materials - Annual and Special General Meeting

In accordance with Sections 153, 154, 183, 184 and 189 of the Securities Rules, we attach a copy of the following proxy-related materials with respect to the Company's Annual and Special General Meeting scheduled to be held on April 13, 2005:

1. Notice of Meeting and Information Circular including Schedule "A", Statement of Executive Compensation; Schedule "B", Charter of the Audit Committee,
2. Form of Proxy
3. Voting Instruction Form
4. Financial Statement Request Form

The aforesaid material, together with the President's Report, the audited financial statements for the fiscal period ended October 31, 2004, including the accompanying notes and auditor's report, and the annual Management Discussion and Analysis, will be delivered to the Company's transfer agent so that the same may be mailed to the shareholders in accordance with National Instrument 54-101, *Communication with Beneficial Owners of Securities of a Reporting Issuer*, on or before **March 18, 2005**.

p:\clients\1-sedar\goldclif\am\2005\bcsclt2material.doc


VECTOR
Corporate Finance Lawyers

A confirmation of mailing will be filed under separate cover.

Yours very truly,

VECTOR Corporate Finance Lawyers

Per:

Lindsay Salt
Paralegal

ls

Encl.

cc: Goldcliff Resource Corporation (Attn: Leonard W. Saleken)
TSX Venture Exchange (Attn: Records, w/encl., via SEDAR)
Securities & Exchange Commission, Division of Corporate Finance - Exemption No. 82-2748, w/encls.
Standard & Poor's Corporation (Attn: Library, Corporate Files Manager), w/encls.

p:\clients\1-sedar\goldclif\am\2005\bcsclt2material.doc


VECTOR
Corporate Finance Lawyers


SEC MAIL PROCESSING
RECEIVED
MAR 24 2005
WASH. D.C. 202 SECTION
COPY

1040-999 W. Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.683.1102
Fax: 604.683.2643

E-mail: lsalt@vectorlaw.com

File No. 1036

March 17, 2005

VIA SEDAR

Attention: Financial Reporting

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Attention: Continuous Disclosure

Alberta Securities Commission
4th Floor, 300-5th Avenue S.W.
Calgary, Alberta T2P 3C4

Dear Sirs:

re: Goldcliff Resource Corporation (the "Company")
Audited Financial Statements

We herewith submit funds in the following amounts in payment of the requisite filing fees with respect to the Company's Annual Financial Statements in accordance with:

(a) Section 22 of the Regulations to the Securities Act (British Columbia), $600, as set forth under item 20 of the Fee Checklist, Securities Act Regulation.
(b) item 9 of the Schedule, entitled "Fees", to the Regulations to the Securities Act (Alberta), $250.

In accordance with Sections 145, 152, 153, 154 and 189 of the Securities Rules, we attach a copy of the audited financial statements for the fiscal period ended October 31, 2004, including the accompanying notes and auditor's report.

In addition, we herewith submit funds payable to CDS Inc. with respect to annual continuous disclosure fees in the amount of $1,706.65 [(SEDAR - $495 + SEDI - $1,100) + 7% G.S.T.]

The aforesaid material forms a part of the Management Proxy Materials which will be delivered to the Company's transfer agent so that the same mailed to the shareholders in



accordance with National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, on or before **March 18, 2005**.

A confirmation of mailing will be filed under separate cover.

Yours very truly,

VECTOR Corporate Finance Lawyers



Per:

ls
Encl.

Lindsay Salt
Paralegal

cc: Goldcliff Resource Corporation (Attn: Leonard W. Saleken)
TSX Venture Exchange (Attn: Records, w/encl., via SEDAR)
Securities & Exchange Commission, Division of Corporate Finance - Exemption No. 82-2748, w/encls.
Standard & Poor's Corporation (Attn: Library, Corporate Files Manager), w/encls.

p:\clients\1-sedar\goldclif\am\2005\bcsclt1fs.doc

82-2748


GCN
Goldcliff Resource Corporation


RECEIVED
MAR 24 2005
SEC MAIL PROCESSING

PRESIDENT'S REPORT

Leonard W. Saleken, President of Goldcliff Resource Corporation, is extremely pleased to announce the results from the first six holes completed during the Company's Phase II drill program on Goldcliff's 100%-owned Panorama Ridge gold discovery in the Hedley Gold Basin, BC, Canada. These latest drill results have exceeded the Company's expectations and are an improvement upon last year's exceptional Phase I results. The Phase II drill program consisted of 22 core holes, totalling 2,277 metres, 12 of which holes were drilled at the York-Viking gold zone. The first six holes for the York-Viking gold zone are reported. Exploration and drilling will continue in 2005.

Drill hole 240023 at the York-Viking gold zone intersected 34.30 grams/tonne (g/t) gold. The high-grade gold intercept is contained in a 1.51 g/t gold drill intersection that covers 39.17 metres. These numbers are highly encouraging. Not only is the 1.51 g/t gold value well above 1.0 g/t gold, which is the approximate value that must be achieved in order to warrant further exploration. The York-Viking gold zone surface trench and drill gold results indicate potential economic gold grades over a widespread area.

The first six drill holes for the York-Viking gold zone are reported. All six drill holes ended in the Gold Mineralized Zone (GMZ: 0.20 or greater g/t gold). The gold sample intervals are continuous. The York-Viking gold zone gold drilling results are summarized as follows:

PANORAMA RIDGE – YORK-VIKING GOLD ZONE DRILL RESULTS					
Drill Holes (2004)		**From (m)**	**To (m)**	**Interval (m)**	**Gold (g/t)**
DDH240023 Total Length: 95.11m	GMZ	8.54	95.11	86.57	0.87
	includes	16.63	55.80	39.17	1.51
	and	17.63	26.63	9.00	5.20
	and	17.63	18.63	1.00	34.30
DDH240022 Total Length: 98.66m	GMZ	4.88	98.66	93.78	0.33
	includes	4.88	7.88	3.00	1.03
	includes	54.36	58.36	4.00	1.08
	includes	70.17	72.17	2.00	1.10
DDH240021 Total Length: 94.59m	GMZ	4.57	94.59	90.02	0.43
	includes	30.24	52.00	21.76	1.01
	and	39.00	43.00	4.00	1.51
	and	48.00	50.00	2.00	2.10
DDH240020 Total Length: 98.78 m	GMZ	4.05	98.78	95.73	0.32
	includes	7.05	32.21	25.16	1.03
	and	21.05	25.05	4.00	1.33
DDH240019 Total Length: 98.38m	GMZ	4.27	98.38	94.11	0.39
	includes	4.27	76.54	72.27	0.50
	and	4.27	9.27	5.00	1.00
	includes	39.73	42.56	2.83	1.02
	includes	59.59	66.56	7.00	1.09
DDH240018 Total Length: 121.07m	GMZ	4.39	121.07	116.68	0.42
	includes	4.39	79.49	75.10	0.62
	and	4.39	17.57	13.18	0.81
	includes	36.15	47.38	11.23	0.83
	includes	60.49	76.49	16.00	1.03

The Panorama Ridge gold property is located in a world-class gold district which has produced 2.5 million ounces of gold in the last 100 years. The gold was mined from a series of sedex-strata-bound gold deposits which occurred at one location – the Nickel Plate-Mascot gold mine (1904-1996). Discovered in 2000, Goldcliff's Panorama Ridge gold property is situated in a geologically-similar environment to this previous find. Panorama Ridge is located a few kilometers east of the past-producing gold mine.

ON BEHALF OF THE BOARD

"Leonard W. Saleken"

Leonard W. Saleken, PGeo, President

2004Oct/PresRepotAGM

GOLDCLIFF RESOURCE CORPORATION

6976 Laburnum Street
Vancouver, B.C. V6P 5M9, Canada

Tel. No. (604) 261-7477 • Fax No.: (604) 261-8994
E-mail: info@goldcliff.ca • Website: www.goldcliff.com

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of **Goldcliff Resource Corporation** (the "Company") will be held at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, on **Wednesday, April 13, 2005** at **10:00 a.m.** (local time) to transact the usual business of an Annual General Meeting and for the following purposes:

1. To receive the report of the directors.

2. To receive and consider the audited financial statements of the Company for the fiscal period ended October 31, 2004, including the accompanying notes and the auditor's report, and the annual Management Discussion and Analysis.

3. To appoint an auditor for the Company to hold office until the close of the next Annual General Meeting.

4. To authorize the directors to fix the remuneration to be paid to the auditor of the Company.

5. To elect directors to hold office until the close of the next Annual General Meeting.

6. To consider and, if thought fit, to approve, with or without amendment, a special resolution whereunder the Notice of Articles, once filed, be altered to remove the application of the "Pre-Existing Company Provisions", as set forth in Table 3 of the Business Corporations Regulations under the *Business Corporations Act* (British Columbia).

7. To consider and, if thought fit, to approve, with or without amendment, a special resolution to change the authorized capital to an unlimited number of common shares without par value.

8. To consider, and, if thought fit, to approve, with or without amendment, a special resolution to authorize the replacement of the existing Articles of the Company with an

entirely new set of Articles which comply with the *Business Corporations Act* (British Columbia).

9. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The audited financial statements of the Company including the accompanying notes and auditor's report for the financial year ended October 31, 2004 accompany this Notice.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours up to **April 15, 2005** being the date of the Meeting, and at the Meeting.

The directors of the Company fixed the close of business on **March 9, 2005** as the record date for determining holders of common shares who are entitled to vote at the Meeting.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

Please advise the Company of any change in your address.

DATED at Vancouver, B.C. this 10th day of March, 2005.

BY ORDER OF THE BOARD
Goldcliff Resource Corporation



Leonard W. Saleken, President

p:\clients\1-sedar\goldclif\am\2005\gcnnom.doc

GOLDCLIFF RESOURCE CORPORATION

6976 Laburnum Street
Vancouver, B.C. V6P 5M9, Canada

MANAGEMENT INFORMATION CIRCULAR

As at March 10, 2005
unless otherwise noted

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Goldcliff Resource Corporation (the "Company"), at the time and place and for the purposes set forth in the Notice of Meeting.

Note: The term "shareholder" as defined in the *Business Corporations Act* S.B.C. 2002, c.57 (the "Act"), except in section 385, means a person whose name is entered in a securities register of a company as a registered owner of a share of the company or, until such an entry is made for the company:

(a) in the case of a company incorporated before the coming into force of the Act, a subscriber, or
(b) in the case of a company incorporated under the Act, an incorporator.

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Company at nominal cost. The cost of this solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the proxyholder for the shareholder (the "Registered Shareholder"). The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the "Management Proxyholders").

A Registered Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Registered Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Registered Shareholder.

The persons named in the accompanying Form of Proxy are nominees of the Company's management. **A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him at the meeting may do so** either by:

in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")), of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as "NOBOs". Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as "OBOs".

In accordance with the requirements of National Policy 54-101, *Communication with Beneficial Owners of Securities of a Reporting Issuer,* of the Canadian Securities Administrators, the Company has elected to send the notice of meeting, this information circular and proxy (collectively the "Meeting Materials") directly to the NOBOs, and indirectly through Intermediaries to the OBOs.

The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to Non-Registered Holders who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a "VIF"). This form is instead of a proxy. By returning the VIF in accordance with the instructions noted on it a Non-Registered Holder is able to instruct the Registered Shareholder how to vote on behalf of the Non-Registered Shareholder. VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his/her behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder or his/her nominee the right to attend and vote at the Meeting. **Non-Registered Holders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.**

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors:

(a) any director or executive officer of the Company at any time since the commencement of the Company's last completed financial year;
(b) any proposed nominee for election as a director of the Company; and
(c) any associate or affiliate of any of the foregoing persons.

FINANCIAL STATEMENTS, DIRECTORS REPORT, MANAGEMENT'S DISCUSSION AND ANALYSIS & ADDITIONAL INFORMATION

The Report of the Directors to Shareholders and the consolidated financial statements of the Company for the year ended October 31, 2004 (the "Financial Statements"), including the accompanying notes and the auditor's report, will be presented to the shareholders at the Meeting. These documents are being mailed to shareholders with this Information Circular.

Additional information relating to the Company may be found on SEDAR at www.sedar.com. A securityholder may contact the Company to request copies of the Company's financial statements and Management's Discussion and Analysis ("MD&A"). Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year.

APPOINTMENT AND REMUNERATION OF AUDITOR

The management of the Company will recommend to the Meeting to appoint Davidson & Company, Chartered Accountants, of 1200-609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C. V7Y 1G6, as auditor of the Company to hold office until the close of the next Annual General Meeting of shareholders. It is proposed that the remuneration to be paid to the auditor be fixed by the directors.

Davidson & Company was first appointed auditor of the Company on April 14, 2004.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value (the "Common Shares"), of which 27,186,100 Common Shares are issued and outstanding.

Only the holders of Common Shares are entitled to vote at the Meeting and the holders of Common Shares are entitled to one vote for each Common Share held. The directors of the Company fixed **March 9, 2005** as the record date for the determination of the shareholders entitled to vote at the Annual and Special General Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company:

Name	Number of Voting Securities	Percentage of Issued Voting Securities
Leonard W. Saleken	4,707,957 Common	17.32%

ELECTION OF DIRECTORS

The Board of Directors presently consists of four directors and it is intended to elect four directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting.

The persons named in the following table are proposed by management for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF, AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE IN ADDITION TO, THE NAMED NOMINEES.

The following information concerning the respective nominees has been furnished by each of them:

Name, Country of Ordinary Residence	Principal Occupation or Employment and, if not elected a director by a vote of security holders, occupation during the past five years(2)	First and Present Position with the Company(1)	Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised(3)
Leonard W. Saleken(4) Canada	Geological Consultant, Geotec Consultants Ltd.	President and Director, Jul.21/86 to date; Chief Executive Officer, Oct.21/88 to date	4,707,957 Common
Edwin R. Rockel(4) Canada	Geophysical Consultant, Interpretex Resources Ltd.	Director, Jul.21/86 to date; Secretary, Jul.21/86 to Oct.21/88; Chief Financial Officer, Jun.27/2003 to date	873,420 Common
Paul F. Saxton(4) Canada	President and COO, Doublestar Resources Ltd., Jan./2001 to date; President and COO, Standard Mining Co. Ltd., Jun./1997 to date	Director, Sep.03/2003 to date	57,500 Common
George W. Sanders Canada	Corporate Financial Consultant, May/2002 to date	Director, May 7/2002 to date	165,000 Common

(1) For the purposes of disclosing positions held in the Company, "Company" shall include the Company and/or a parent or subsidiary thereof.

(2) Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years.

(3) Securities beneficially owned by directors is based on information furnished to the Company by the nominees.
(4) Member of Audit Committee.

STATEMENT OF EXECUTIVE COMPENSATION

Reference is made to Schedule "A" attached hereto and forming a part hereof.

INCENTIVE STOCK OPTIONS

(a) Summary of General Requirements

The Company has an Incentive Stock Option Plan (the "Existing Plan") which complies with the rules set forth for such plans by the TSX Venture Exchange (the "Exchange") in that at no time may more than 5% of the outstanding issued common shares be reserved for incentive stock options granted to any one individual. The Existing Plan provides for the issuance of options to directors, officers and employees of the Company and its subsidiaries to purchase common shares of the Company. The stock options may be issued at the discretion of the Board of Directors and may be exercisable during a period not exceeding five years. Stock options granted under the Existing Plan will vest in equal quarterly tranches over a period of not less than 18 months. At no time will more than 4,430,000 shares be under option pursuant to the Existing Plan. The exercise price will not be lower than the "market price" of the Shares on the Exchange at the time of grant. In the context of the Existing Plan, "market price" means the last closing price of the Company's shares on the day immediately preceding the date on which the directors grant and publicly announce the options and will not otherwise be less than $0.10 per share. A four-month hold period on all shares issued pursuant to stock options is imposed by the Exchange from the date of grant. Disinterested shareholder approval will be obtained for any reduction in the exercise price of options granted to persons who are insiders of the Company at the time of the proposed amendment.

(b) Granting of Options

During the most recently completed financial year (November 1, 2003 to October 31, 2004) (the "Financial Period"), the Company granted the following incentive stock options to its directors and other insiders:

Name of Optionee	Date of Grant	No. of Shares	Consideration received for Options	Exercise Price Per Share	Expiry Date
Paul F. Saxton	Aug.06/2004	220,000	Nominal	$0.10	Aug.06/2009
Leonard W. Saleken	Aug.06/2004	210,000	Nominal	$0.10	Aug.06/2009
Edwin R. Rockel	Aug.06/2004	280,000	Nominal	$0.10	Aug.06/2009
George W. Sanders	Aug.06/2004	100,000	Nominal	$0.10	Aug.06/2009
Graham H. Scott	Aug.06/2004	100,000	Nominal	$0.10	Aug.06/2009

Reference is made to the section captioned "Election of Directors" for further details with respect to the present positions of certain the aforesaid persons and number of shares held in the Company.

(c) Exercise of Options

The following are particulars of incentive stock options exercised by the directors and other insiders of the Company during the Financial Period:

No. of Shares	Exercise Price Per Share	Date of Exercise	Closing Price per Share on Exercise Date	Aggregate Net Value (1)
180,000	$0.10	Nov.06/2003	$0.23	$23,400

(1) Aggregate net value represents the market value at exercise less the exercise price at the date of exercise.

(d) Summary of Number of Securities under Option

In summary:

(i) incentive stock options to purchase a total of 1,466,550 common shares without par value were granted during the Financial Period, of which options to purchase up to a total of 910,000 common shares were granted to insiders.

(ii) as at the date hereof, incentive stock options to purchase up to a total of 3,321,550 common shares are outstanding, of which options to purchase up to a total of 1,820,000 shares pertain to insiders.

TRANSITION UNDER THE *BUSINESS CORPORATIONS ACT* (BRITISH COLUMBIA)

Background

Effective March 29, 2004, the *Business Corporations Act* (British Columbia) (the "BCBCA") replaced the previous *Company* Act (British Columbia) (the "Old Act"). As a consequence, all British Columbia companies are now governed by the BCBCA. The BCBCA modernizes and streamlines company law in British Columbia and represents an improvement over the Old Act.

Some Key Differences between the Old Act and the BCBCA

- The BCBCA permits an unlimited authorized share capital, and shares may be created with or without par value. The Old Act required that the authorized capital be fixed at a number approved by the shareholders.

- There are no residency requirements for directors under the BCBCA. The Old Act required that at least one director be a resident of British Columbia, and that a majority of the directors be resident in Canada.

- Special Resolutions of shareholders may now be passed by a minimum of a two-thirds majority at a meeting of shareholders, compared with a three-quarter majority required under the Old Act.

- General meetings may now be held outside British Columbia if the location is approved by resolution of the directors. Under the Old Act, a general meeting had to be held within British Columbia unless approval was obtained from the Registrar of Companies (the "Registrar") to hold the general meeting elsewhere.

- The requirement to publish advance notice of election of directors has been removed under the BCBCA.

- The BCBCA provides for shareholder proposals to be made at general meetings. Generally, shareholders holding at least 1% of the voting shares may submit proposals to the Company three months prior to the anniversary of the last annual general meeting of shareholders of the Company.

- Under the BCBCA, dividends may be declared out of profits, capital or otherwise. As well, the BCBCA does not automatically make directors liable to the Company for the declaration of dividends while the Company is insolvent.

- The BCBCA does not require that a company's offer to purchase or redeem its own shares be made on a *pro-rata* basis to all shareholders. Under the Old Act, the offer was required to be made *pro-rata*.

- The BCBCA permits a company to indemnify its directors without court approval, and may also require reimbursement of expenses in certain cases for claims that are successfully defended. Defence costs may also be advanced by a company in certain cases.

- Directors' and shareholders' meetings may be held by any form of communications medium permitted under the Articles, including internet chat lines and telephones. In addition, directors' consent resolutions may be passed in the manner provided under the Articles, including e-mail.

- A company may provide financial assistance in connection with the purchase of its shares under the BCBCA, which was not permitted under the Old Act.

- A company may in limited circumstances amalgamate with a foreign company under the BCBCA, without the requirement to first continue the second company into British Columbia. Amalgamations no longer require court approval, although court approval may still be requested.

Companies must transition under the BCBCA

Every British Columbia company must transition under the BCBCA within two years from the coming into force of the BCBCA. Companies that have not completed the transition cannot complete various corporate actions, including capital alterations and name changes.

In order to transition to the BCBCA, a pre-existing British Columbia company must file a Transition Application with the Registrar. The Transition Application also contains a "Notice of Articles" which on filing will replace the Company's Memorandum. Once transitioned, the

Company will no longer have a Memorandum. The Notice of Articles will set out, amongst other things, the corporate name, the authorized share structure of the Company and the names and addresses of the directors. The Board of Directors has approved the filing of a Transition Application. This is the first step under the mandatory transition to the BCBCA.

Under the BCBCA, a pre-existing British Columbia company is not required to change its Articles. However, most public companies will likely wish to do so in order to take advantage of the more permissive provisions of the BCBCA.

Resolutions Relating to the BCBCA that are proposed to be passed at the Meeting

(a) Removal of Pre-Existing Company Provisions

Under the BCBCA, the Notice of Articles to be adopted by the Company must indicate that certain "Pre-Existing Company Provisions" or "PCPs" continue to apply to the Company unless such provisions are removed with the approval of the shareholders by way of special resolution. Until removed, the PCPs will impose the following provisions relevant to the Company.

- The majority required to pass a special resolution is three-quarters of those votes cast at a properly constituted meeting of shareholders. This is the majority that was required under the Old Act. The BCBCA allows a special resolution to be passed by a minimum of a two-thirds vote. The Company is proposing to reduce the requisite majority to pass a special resolution to two-thirds of the shares voted at a properly constituted meeting of shareholders; and

- A repurchase or redemption of shares can only be offered pro-rata to all shareholders. The provision was required under the Old Act, and has been removed under the BCBCA. The Company is proposing to remove this requirement.

The Board of Directors of the Company proposes to remove the PCPs in connection with the adoption of a new form of Articles that incorporates provisions permitted under the BCBCA. The removal of the PCPs requires the affirmative vote of not less than 75% of the votes cast at the Meeting, present in person or by proxy. Accordingly, the Company's shareholders will be asked to consider and, if thought fit, to approve, with or without amendment, a special resolution substantially in the form set forth below:

"BE IT RESOLVED, as a special resolution, that:

(a) the Pre-Existing Company Provisions set forth in Table 3 of the Business Corporations Regulations under the *Business Corporations Act* (British Columbia) are hereby removed and no longer apply to the Company;

(b) any director of the Company is authorized to instruct its agents to file a Notice of Alteration to the Notice of Articles with the Registrar of Companies, together with all other necessary documents and to take such further actions that may be necessary to effect the amendment; and

(c) the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders."

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Notice of Articles is filed with the Registrar of Companies.

(b) Increase of Authorized Capital

As now permitted by the BCBCA, the Company proposes to alter its Notice of Articles to increase the Company's authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value. The directors believe that limiting the authorized capital has no practical benefit to the Company and may delay and add cost to future capital raising activities of the Company. The BCBCA recognized that companies should not be required to place limitations on their authorized capital and, accordingly, the ability to maintain an unlimited authorized capital is one of the advantages offered by the BCBCA.

The Board of Directors proposes to increase the authorized capital to an unlimited number of common shares without par value. The resolution to increase the authorized capital must be passed by not less than 75% of the votes cast by the shareholders present in person or by proxy. Accordingly, the Company's shareholders will be asked to consider and, if thought fit, approve, with or without amendment, a special resolution, substantially in the form set forth below:

"BE IT RESOLVED, as a special resolution, that:

(a) the number of common shares authorized to be issued be increased to an unlimited number of common shares without par value and the Company's Notice of Articles be altered accordingly;

(b) any one director of the Company is instructed to authorize its agents to file a Notice of Alteration to a Notice of Articles with the Registrar of Companies, together with all other necessary documents and to take such further actions as may be necessary to effect the amendment;

(c) the board of directors is hereby authorized, at any time in its absolute, discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders;

(d) the alterations made to the Company's Articles shall not take effect until the Notice of Articles contained in the Transition Application has been filed;

(e) subject to deposit at the Company's records office of this resolution and the directors' resolution authorizing the transition, the solicitors for the Company are authorized and directed to electronically file the Transition Application and the Notice of Alteration with the Registrar of Companies.

(c) Replacement of Articles

The directors are seeking shareholder approval to replace the existing Articles (the "Existing Articles") of the Company with a new form of Articles (the "New Articles") that take advantage of the greater flexibility provided under the BCBCA.

The directors are recommending that the Company adopt the New Articles which in form and substance will be consistent with the terms and provisions of the BCBCA. The proposed New Articles will be presented to the shareholders at the Meeting and are available for inspection by the shareholders during normal business hours at the Company's registered and records office located at Suite 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2.

The following is a summary of certain key provisions contained in the New Articles that represent a change from the Existing Articles;

- **Shareholder Resolutions at Meetings:** The requisite majority to pass a special resolution at a meeting of shareholders is decreased from a three-quarters majority to a two-thirds majority;

- **Location of Shareholder Meetings:** General meetings of shareholders may now, if the location is approved by directors' resolution, be held outside British Columbia.

- **Time of Shareholder Meeting:** General Meetings of shareholders of the Company are required to be held each calendar year and not more than 15 months (rather than 13 months as was previously the case) after the holding of the last preceding annual general meeting.

- **Redemption and Repurchase:** Any offer by the Company to purchase or redeem its own shares need not be made pro-rata to all the shareholders.

- **Resolutions Required to Effect Capital Alterations:** Changes to the Company's capital structure may be effected by ordinary resolution, including the following changes:

  - creation or cancellation of one or more classes or series of shares;
  - creation or removal of special rights and restrictions attaching to any class or series of shares;
  - changing the authorized capital
  - consolidating or subdividing all or any of the Company's issued or unissued shares and
  - other alterations to the share capital and authorized capital, where permitted under the BCBCA.

- **Change of Name:** The Company's name may be changed by ordinary resolution or resolution of the directors.

- **Director Indemnification:** The New Articles reflect the provisions of the BCBCA with respect to the indemnification of directors and officers and other eligible persons. These

include the removal of court approval of any agreement to indemnify a director or officer in most cases, as well as mandatory indemnification on certain eligible cases.

- **Auditor's Remuneration:** The remuneration of the auditor of the Company may be set by the directors, without the need of seeking a resolution of the shareholders authorizing the directors to set such remuneration.

- **Removal of Director:** A director of the Company may be removed as a director of the Company before the expiration of the director's term of office pursuant to an ordinary resolution of the shareholders whereas under the Existing Articles and the Old Act, such removal of a director required a special resolution of the shareholders.

In addition, the BCBCA contemplates that companies may now adopt a provision in its Articles requiring an exceptional majority (in excess of that required to pass a special resolution) in respect of certain matters to be voted upon by shareholders. Management does not intend to include in the New Articles any requirement for an exceptional majority.

The Board of Directors of the Company proposes to adopt the New Articles. The adoption of the New Articles requires the affirmative vote of not less than 75% of the votes cast at the Meeting by the Company's shareholders, in person or by proxy.

Accordingly, at the Meeting, the shareholders will be asked to consider, and the directors recommend the shareholders approve, a special resolution which provides for the cancellation of the existing Articles of the Company and the adoption of a new form of Articles as the Articles of the Company in substitution for, and to the exclusion of, the existing Articles of the Company.

The text of the special resolution, in substantially the form to be presented to the shareholders, subject to such changes not affecting the general intent as may be required by the regulatory authorities or by counsel for the Company, is set forth below:

"BE IT RESOLVED, as a special resolution, that:

(a) the existing Articles of the Company, as filed with the British Columbia Registrar of Companies, be cancelled and that a new form of Articles be adopted as the Articles of the Company in substitution for, and to the exclusion of, the existing Articles of the Company;

(b) any director or officer of the Company, signing alone, be authorized to execute and deliver all such documents and instruments, including the new form of Articles, and to do such further acts, as may be necessary to give full effect to these resolutions, or as may be required to carry out the full intent and meaning thereof; and

(c) the new form of Articles shall take effect upon deposit of this resolution at the Company's records office."

The foregoing amendments to the Notice of Articles and Articles, if approved by the shareholders, shall each take effect immediately on the date and time the Notice of Alteration to a Notice of Articles is filed with the Registrar of Companies and, in the case of the Articles, upon their

execution and delivery to the records office of the Company. Note that the Articles are no longer required to be filed with the Registrar of Companies.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers and senior officers of the Company or any of its subsidiaries, proposed nominees for election or associates of such persons is or has been indebted to the Company (other than routine indebtedness) in excess of $50,000 at any time for any reason whatsoever, including the purchase of securities of the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of the Company's last completed financial year, other than as disclosed elsewhere herein, no informed person of the Company, any proposed director of the Company or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company. The term "informed person" as defined in National Instrument 51-102, Continuous Disclosure Obligations, means

(a) a director or executive officer of a reporting issuer;
(b) a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;
(c) any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and
(d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Set forth below are details of material transactions in which "informed persons" have an interest:

Private Placement Transaction

In December 2003, certain investors purchased 1,157,500 Units (the "FT Units") of the Company on a flow-through basis at a price of $0.20 per FT Unit for a total purchase price of $231,500 by way of private placement. Each FT Unit comprised one common share and one-half of one non-transferable share purchase warrant (a "Warrant"). One whole Warrant entitles the holder to purchase one additional common share (a "Warrant Share") of the Company for a period of 12 months from December 23, 2003 at a price of $0.25 per Warrant Share. 200,000 FT Units for a purchase price of $20,000 were purchased by three directors of the Company.

MANAGEMENT CONTRACTS

There are no management functions of the Company which are to any substantial degree performed by a person other than a director or executive officer of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The TSX Venture Exchange (the "Exchange") encourages Tier 2 listed companies to report annually to their shareholders on their corporate governance practices and policies with reference to section 20 of Policy 3.1, *Directors, Officers and Corporate Governance*, and to the guidelines (the "Guidelines") set forth by the Toronto Stock Exchange (the "TSX") in Part IV of the TSX Company Manual. These Guidelines deal with the composition of the Board and its committees, the mandate and responsibility of the Board, and the processes followed by the Board in carrying out its mandate. Compliance with these Guidelines is not mandated by law and the Exchange and TSX acknowledge that the unique characteristics of individual corporations will result in varying degrees of compliance with such Guidelines.

The Company's Board of Directors and management have established certain corporate governance practices which, in the opinion of the Board, are consistent with the overall business of the Company and its stage of development.

A. Mandate and Responsibility of the Board

The Board of Directors is responsible for supervising management in carrying on the business and affairs of the Company. Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Company. The Board agrees with and confirms its responsibility for overseeing management's performance in the following particular areas set forth in the Guidelines:

- the strategic planning process of the Company;
- identification and management of the principal risks associates with the business of the Company;
- planning for succession of management;
- the Company's policies regarding communications with its shareholders and others; and
- the integrity of the internal controls and management information systems of the Company.

In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of the Company and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its committees. Certain key members of management are members of the Board, giving the Board direct access to information on their areas of responsibility. Directors also consult from time to time with management and visit the operations of the Company. The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with the Company's operations, such as compliance with safety standards and legal requirements, environmental issues and the financial position and liquidity of the Company. At least annually, the Board reviews management's report on its business and strategic plan and any changes with respect to risk management and succession planning.

The Board has considered whether it is necessary or appropriate to appoint a Chairman of the Board who is not involved in management. The Board is satisfied that the Board can perform its supervision responsibilities properly through the procedures followed both at meetings of the full Board and its committees and through other reviews of the Company's affairs, without appointing an outside Chairman.

B. Composition of the Board

The Board is comprised of four directors. One of the directors and officers is an employee of the Company and is involved in management of the Company. As such, he is a "related director" for the purposes of the Guidelines.

The Board considers that the three directors who are not involved in management are "unrelated directors" for the purposes of the Guidelines since it considers that they are free from any interests or any other business or other relationships which could, or could reasonably be perceived to, materially interfere with their ability to act or exercise judgment in the best interests of the Company. If any conflict of interest situation arises, the directors involved abstain from voting, in accordance with corporate law principles.

The Company does not have a single significant shareholder, being a shareholder with the ability to exercise a majority of the votes for the election of the Board of Directors.

Accordingly, the Board considers that the composition of the Board meets the Guidelines. The Board also considers that its composition fairly reflects the shareholdings in the Company.

The Board considers its size to be appropriate and effective for the carrying out of its responsibilities.

C. Description of Board Committees

Part 6.2, *Required Disclosure*, of Multilateral Instrument 52-110 ("MI 52-110"), *Audit Committees*, of the Canadian Securities Administrators requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth below.

In accordance with the definitions set forth in National Instrument 51-102, *Continuous Disclosure Obligations*, a "venture issuer" means a reporting issuer that, as at the applicable time, did **not** have any of its securities listed or quoted on any of the Toronto Stock Exchange, a U.S. marketplace or a marketplace outside Canada and the United States. The Company is a "venture issuer" and is relying on the exemption in Part 6.1, *Venture Issuers*, of MI 52-110 with respect to the requirements of Part 3, *Composition of the Audit Committee*, and Part 5, *Reporting Obligations*.

The Company's audit committee is governed by an audit committee charter, the text of which is attached as Schedule "B" to this Information Circular.

The Company's audit is comprised of three directors, as set forth below:

Leonard W. Saleken | Edwin R. Rockel | Paul F. Saxton

As defined in MI 52-110:

- Leonard W. Saleken is not "independent";
- Edwin R. Rockel and Paul F. Saxton are "independent".
- All of the members of the audit committee are financially literate.

At no time since the commencement of the Company's most recently completed financial year, has a recommendation of the audit committee to nominate or compensate an external auditor not been adopted by the board of directors.

Since the effective date of MI 52-110, the Company has not relied on either of the exemptions contained in section 2.4. *De Minimis Non-audit Services*, or section 8, *Exemptions*. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve al non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by the company's Board of Directors and, where applicable, by the audit committee, on a case-by-case basis.

Set forth below are details of certain service fees paid to the Company's external auditor in each of the last two fiscal years:

Financial Year End	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
Oct.31/2003	$6,000	Nil	Nil	Nil
Oct.31/2004	$18,000	Nil	Nil	Nil

(1) The aggregate fees billed by the Company's external auditor

(2) The aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company's external auditor that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under "Audit Fees".

(3) The aggregate fees billed in each of the last two fiscal years for professional services rendered by the company's external auditor for tax compliance, tax advice and tax planning.

(4) The aggregate fees billed in each of the last two fiscal years for products and services provided by the Company's external auditor, other than the services reported under clauses 1, 2 and 3 above.

D. Board Approvals and Review

No formal description has yet been established of the types of decisions by the Company which will require prior Board approval. To date, all substantive decisions involving acquisitions, major financings, major asset sales, budgets and major business initiatives have been referred to the Board. Having regard to the size of the Board (four) and the relatively frequent and active nature of the current Board involvement in the Company's business affairs, no formal mechanism related to nominations for the Board or review of performance of Board members is contemplated. As and when the Company's activities evolve beyond the early stages of exploration for mineral interests, Board size and review criteria will likely be further considered.

E. Shareholder Feedback and Liaison

To date shareholder inquiries and concerns have been dealt with directly by management.

The Board of Directors of the Company as a whole is cognizant of the desirability of further developing the Company's approach to corporate governance. Currently the Company's ongoing operations are very narrowly focused (exploration for minerals interests in British Columbia) and the Board and management meet and discuss Company business frequently. As the scale of the Company's operations and its employee and management base increase, the Board expects that its size may increase modestly and the formality of its corporate governance processes may also be reviewed.

The Company's corporate governance practices comply with the Guidelines.

BOARD APPROVAL

The contents of this Information Circular, including the schedules thereto, and the sending thereof to shareholders entitled to receive notice of the Meeting, to each director, to the auditors of the Company and to the appropriate governmental agencies, have been approved in substance by the directors of the Company pursuant to resolutions passed as of February 1, 2005.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD
Goldcliff Resource Corporation



Leonard W. Saleken, President

p:\clients\1-sedar\goldclif\am\2005\gcn-ic.doc

Schedule "A" to the Information Circular of Goldcliff Resource Corporation (the "Company")

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a) "Chief Executive Officer" or "CEO" means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b) "Chief Financial Officer" or "CFO" means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year;

(c) "long-term incentive plan" or "LTIP" means a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale;

(d) "measurement period" means the period beginning at the "measurement point" which is established by the market close on the last trading day before the beginning of the Company's fifth preceding financial year, through and including the end of the company's most recently completed financial year. If the class or series of securities has been publicly traded for a shorter period of time, the period covered by the comparison may correspond to that time period;

(e) "Named Executive Officers" or "NEOs" means the following individuals:

- (i) each CEO;
- (ii) each CFO;
- (iii) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and
- (iv) any additional individuals for whom disclosure would have been provided under (iii) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year end.

(f) "normal retirement age" means normal retirement age as defined in a pension plan or, if not defined, the earliest time at which a plan participant may retire without any benefit reduction due to age;

(g) "options" includes all options, share purchase warrants and rights granted by a company or its subsidiaries as compensation for employment services or office. An extension of an option or replacement grant is a grant of a new option. Also, options includes any grants made to an NEO by a third party or a non-subsidiary affiliate of the Company in respect of services to the Company or a subsidiary of the Company.

(h) "plan" includes, but is not limited to, any arrangement, whether or not set forth in any formal document and whether or not applicable to only one individual, under which cash, securities, options, SARs, phantom stock, warrants, convertible securities, shares or units that are subject to restriction on resale, performance units and performance shares, or similar instruments may be received or purchased. It excludes the Canada Pension Plan, similar government plans and group life, health, hospitalization, medical reimbursement and relocation plans that are available generally to all salaried employees (for example, does not discriminate in scope, terms or operation in favour of executive officers or directors);

(i) "replacement grant" means the grant of an option or SAR reasonably related to any prior or potential cancellation of an option or SAR;

(j) "repricing" of an option or SAR means the adjustment or amendment of the exercise of base price of a previously awarded option or SAR. Any repricing occurring through the operation of a formula or mechanism in, or applicable to, the previously awarded option or SAR equally affecting all holders of the class of securities underlying the option or SAR is excluded; and

(k) "stock appreciation right" or "SAR" means a right, granted by the Company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of public traded securities.

Executive Compensation

During the fiscal year ended October 31, 2004, the Company had two Named Executive Officers (for the purposes of applicable securities legislation), namely:

(a) Leonard W. Saleken, the President and Chief Executive Officer;
(b) Edwin R. Rockel, Chief Financial Officer

The following table sets forth, for the periods indicated, the compensation of the Named Executive Officers.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
NEO Name and Principal Position	**Year [1]**	**Salary ($)**	**Bonus ($)**	**Other Annual Compen-sation ($)[3]**	**Securities Under Options/ SARs granted (#)**	**Shares or Units subject to Resale Restrictions ($)[2]**	**LTIP payouts ($)**	**All Other Compen-sation ($)[4]**
Leonard W. Saleken, President and Chief Executive Officer	2002 2003 2004	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	Nil 150,000 210,000	Nil Nil Nil	Nil Nil Nil	[5] [6] [7]
Edwin R. Rockel Chief Financial Officer[8]	2002 2003 2004	n/a n/a n/a	n/a n/a n/a	n/a n/a n/a	n/a 100,000 280,000	Nil Nil Nil	Nil Nil Nil	[9] [10] [11]

Notes:
(1) November 1 to October 31.
(2) Bonus amounts are paid in cash in the year following the fiscal year in which they were earned.
(3) Stock appreciation rights.
(4) Long-term incentive plan.
(5) A non-reporting company controlled by Len W. Saleken billed the Company $115,229 with respect to geological services rendered to the Company, of which $40,849 was paid and the balance remains outstanding.
(6) A non-reporting company controlled by Len W. Saleken billed the Company $96,056 with respect to geological services rendered to the Company, of which $27,484 was paid and the balance remains outstanding.

(7) A non-reporting company controlled by Len W. Saleken billed the Company $137,618 with respect to geological services rendered to the Company, of which $133,618 was paid and the balance remains outstanding.
(8) Edwin R. Rockel was appointed as Chief Financial Officer effective as of June 27, 2003.
(9) A non-reporting company controlled by Edwin R. Rockel billed the Company $4,947 with respect to geophysical services rendered to the Company, of which $4,947 was paid.
(10) A non-reporting company controlled by Edwin R. Rockel billed the Company $6,901 with respect to geophysical services rendered to the Company, of which $6,901 was paid.
(11) A non-reporting company controlled by Edwin R. Rockel billed the Company $35,814 with respect to geophysical services rendered to the Company, of which $35,814 was paid.

Options and Stock Appreciation Rights ("SARs")

The following table sets forth details of incentive stock options granted to the Named Executive Officer during the most recently completed financial year (November 1, 2003 to October 31, 2004) (the "Financial Period"):

Name	Securities under Options/SARs granted (#)	Percentage of Total Options/SARs granted to Employees in Financial Period	Exercise or Base Price ($/Security)	Market Value of Securities underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Leonard W. Saleken	210,000	14.52%[1]	$0.10	$0.10	Aug.06/2009
Edwin R. Rockel	280,000	19.36%[1]	$0.10	$0.10	Aug.06/2009

(1) Reflected as a percentage of the total number of options to purchase common shares granted (1,446,550) during the Financial Period.

The following table sets forth details of incentive stock options exercised by the Named Executive Officers during the Financial Period and the financial year-end value of unexercised options:

NEO Name	Securities Acquired on Exercise	Aggregate Value Realized ($)[2]	Unexercised Options/SARs at Oct.31, 2004 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-money[1] Options/SARs at Oct.31, 2004 ($) Exercisable/ Unexercisable
Edwin R. Rockel	10,000	$1,025	Nil/Nil	Nil/Nil
Edwin R. Rockel	25,000	$3,125	75,000/75,000	$4,875/Nil
Edwin R. Rockel	145,000	$18,850	Nil/Nil	Nil/Nil

(1) "In-the-money" means the excess of the market value of the common shares of the Company on October 31, 2004 ($0.17) over the base price of the options (10,000 at $0.1275, 25,000 at $0.105, 145,000 at $0.10 and 280,000 at $0.10).
(2) "Aggregate Value Realized" means the excess of the market value at exercise over the exercise price at the date of exercise.

Pension Plan

The Company does not have a pension plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no employment contract between the Company or any of its subsidiaries and a Named Executive Officer. There is no compensatory plan or arrangement, including payments to be received from the Company or any of its subsidiaries, with respect to the Named Executive Officer.

Compensation of Directors

During the Financial Period, no compensation was paid to the directors of the Company for their services:

(a) in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or
(b) as consultants or experts

except as set forth below and as otherwise herein disclosed.

The Company has no pension plan or other arrangement for non-cash compensation to the Other Directors, except incentive stock options. The Other Directors, as a group, exercised incentive stock options to purchase common shares of the Company as follows:

Securities Acquired on Exercise	**Aggregate Net Value Realized[1]**
180,000 Common Shares	$23,400

(1) "Aggregate Value Realized" means the excess of the market value at exercise over the exercise price at the date of exercise.

Schedule "B" to the Information Circular of
Goldcliff Resource Corporation (the "Company")

CHARTER OF THE AUDIT COMMITTEE

Purpose

The purpose of the Audit Committee (the "Committee") is to act as the representative of the Board of Directors in carrying out its oversight responsibilities relating to:

- The audit process;
- The financial accounting and reporting process to shareholders and regulatory bodies; and
- The system of internal financial controls.

Composition

The Committee shall consist of three Directors, the majority of whom are "independent" within the meaning of Multilateral Instrument 52-110, *Audit Committees,* for so long as the Company is a "venture issuer", as defined therein. The Committee shall be appointed annually by the Board of Directors immediately following the Annual General Meeting of the Company. Each member of the Committee shall be financially literate, meaning that he must be able to read and understand financial statements. One member of the Committee must have accounting and financial expertise, meaning that he possesses financial or accounting credentials or has experience in finance or accounting.

Duties

The Committee's duty is to monitor and oversee the operations of Management and the external auditor. Management is responsible for establishing and following the internal controls, financial reporting processes and for compliance with applicable laws and policies. The external auditor is responsible for performing an independent audit of the Company's financial statements in accordance with generally accepted auditing standards, and for issuing its report on the statements. The Committee should review and evaluate this Charter on an annual basis.

The specific duties of the Committee are as follows:

- Management Oversight:
    - o Review and evaluate the Company's processes for identifying, analyzing and managing financial risks that may prevent the Company from achieving its objectives;
    - o Review and evaluate the Company's internal controls, as established by Management;

- Review and evaluate the status and adequacy of internal information systems and security;
- Meet with the external auditor at least one a year in the absence of Management;
- Request the external auditor's assessment of the Company's financial and accounting personnel;
- Review and evaluate the adequacy of the Company's procedures and practices relating to currency exchange rates and the timing of advances to Matrix Metals Ltd.; and
- Review and evaluate the Company's banking arrangements.

- External Auditor Oversight

    - Review and evaluate the external auditor's process for identifying and responding to key audit and internal control risks;
    - Review the scope and approach of the annual audit;
    - Inform the external auditor of the Committee's expectations;
    - Recommend the appointment of the external auditor to the Board;
    - Meet with Management at least once a year in the absence of the external auditor;
    - Review the independence of the external auditor on an annual basis;
    - Review with the external auditor both the acceptability and the quality of the Company's accounting principles; and
    - Confirm with the external auditor that the external auditor is ultimately accountable to the Board of Directors and the Committee, as representatives of the shareholders.

- Financial Statement Oversight

    - Review the quarterly reports with both Management and the external auditor;
    - Discuss with the external auditor the quality and the acceptability of the generally accepted accounting principles applied by Management;
    - Review and discuss with Management the annual audited financial statements; and
    - Recommend to the Board whether the annual audited financial statements should be accepted, filed with the securities regulatory bodies and publicly disclosed.

GOLDCLIFF RESOURCE CORPORATION

FINANCIAL STATEMENTS

OCTOBER 31, 2004

DAVIDSON & COMPANY Chartered Accountants A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of
Goldcliff Resource Corporation

We have audited the balance sheet of Goldcliff Resource Corporation as at October 31, 2004 and the statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The audited financial statements at October 31, 2003 and for the year then ended were examined by other auditors who expressed an opinion without reservation on those statements in their report dated February 27, 2004.

"DAVIDSON & COMPANY"

Vancouver, Canada

Chartered Accountants

January 31, 2005

A Member of *SC INTERNATIONAL*

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

GOLDCLIFF RESOURCE CORPORATION
BALANCE SHEET
AS AT OCTOBER 31

	2004	2003
ASSETS		
Current		
Cash	$ 125,535	$ 150,003
Cash held in trust (Note 6)	244,836	-
Term deposits	204,043	652,637
Receivables	58,365	39,245
Prepaid expenses	15,288	36,000
	648,067	877,885
Deposits (Note 3)	11,031	11,031
Mineral properties (Note 4)	1,389,991	618,688
	$ 2,049,089	$ 1,507,604
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 190,826	$ 146,557
Shareholders' equity		
Capital stock (Note 6)	4,655,027	4,300,665
Subscriptions received in advance (Note 12)	274,836	-
Contributed surplus (Note 6)	99,287	67,407
Deficit	(3,170,887)	(3,007,025)
	1,858,263	1,361,047
	$ 2,049,089	$ 1,507,604

Nature and continuance of operations (Note 1)
Subsequent event (Note 12)

On behalf of the Board:

"Leonard W. Saleken" Director **"Edwin R. Rockel"** Director

The accompanying notes are an integral part of these financial statements.

GOLDCLIFF RESOURCE CORPORATION
STATEMENT OF OPERATIONS AND DEFICIT
YEAR ENDED OCTOBER 31

	2004	2003
EXPENSES		
Advertising and promotion	$ 67,549	$ 99,484
Management fees	13,812	24,370
Office	27,620	26,265
Professional fees	24,850	88,682
Rent	5,947	5,886
Stock-based compensation (Note 7)	35,788	76,407
Loss before other items	(175,566)	(321,094)
OTHER ITEMS		
Interest income	11,704	3,502
Write-down of mineral properties (Note 4)	-	(952,904)
	11,704	(949,402)
Loss for the year	(163,862)	(1,270,496)
Deficit, beginning of year	(3,007,025)	(1,736,529)
Deficit, end of year	$ (3,170,887)	$ (3,007,025)
Basic and diluted loss per common share	$ (0.01)	$ (0.08)
Weighted average number of common shares outstanding	24,752,109	15,081,621

The accompanying notes are an integral part of these financial statements.

GOLDCLIFF RESOURCE CORPORATION
STATEMENT OF CASH FLOWS
YEAR ENDED OCTOBER 31

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (163,862)	$ (1,270,496)
Items not affecting cash:		
Stock-based compensation	35,788	76,407
Write-off of mineral properties	-	952,904
Changes in non-cash working capital items:		
Increase in receivables	(19,120)	(15,194)
(Increase) decrease in prepaid expenses	20,712	(34,198)
Increase in accounts payable and accrued liabilities	44,269	29,335
Net cash used in operating activities	(82,213)	(261,242)
CASH FLOWS FROM INVESTING ACTIVITIES		
(Increase) decrease in term deposits	448,594	(652,637)
Mineral properties	(757,803)	(294,243)
Net cash used in investing activities	(309,209)	(946,880)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of capital stock	336,954	1,300,651
Subscriptions received in advance	274,836	-
Net cash provided by financing activities	611,790	1,300,651
Change in cash for the year	220,368	92,529
Cash, beginning of year	150,003	57,474
Cash, end of year	$ 370,371	$ 150,003
Cash consists of:		
Cash	$ 125,535	$ 150,003
Cash held in trust	244,836	-
	$ 370,371	$ 150,003
Cash paid for:		
Interest	$ -	$ -
Income taxes	-	-

Supplemental disclosure with respect to cash flows (Note 8)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the Canada Business Corporations Act on July 21, 1986. The Company's primary business is the acquisition and exploration of mineral properties and it is considered to be in the exploration stage.

The Company has not yet determined whether its mineral properties contain economically recoverable ore reserves. The recovery of the amounts comprising mineral properties and deferred exploration costs are dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete the exploration and development of those reserves and upon future profitable production.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	2004	2003
Deficit	$ (3,170,887)	$ (3,007,025)
Working capital	457,241	731,328

2. SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

The recorded cost of mineral property interests is based on cash paid, the value of share considerations and exploration costs incurred. The recorded amount may not reflect recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Deferred exploration costs

The Company defers expenditures directly attributable to the exploration of mineral properties, pending a decision as to the commercial viability of a property. If reserves are developed, the deferred costs will be amortized to operations when production is commenced on the property. If a property is subsequently determined as being uneconomic, a provision for impairment is provided in the year in which the determination is made. Amortization will be computed on the basis of units produced in relation to the estimated reserves. Upon abandonment, sale, or if management determined there to be an impairment of a property, all deferred costs relating to the property will be expensed.

The amounts shown for mineral properties and deferred exploration costs represent costs to date and do not intend to reflect present or future values.

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts.

Stock-based compensation

The Company accounts for the granting of stock options to employees and non-employees using the fair value method whereby all awards to employees and non-employees will be recorded at fair value on the date of grant. The Company estimates the fair value of each stock option at the date of grant using the Black-Scholes option pricing model. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset would be recovered, it provides a valuation allowance against the excess.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options and warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For the years presented, this calculation proved to be anti-dilutive.

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform to the current year's presentation.

3. DEPOSITS

Deposits are held by a bank as security for reclamation bonds and cannot be released to the Company without prior approval of the appropriate government agency.

4. MINERAL PROPERTIES

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and to the best of its knowledge, title to the properties are in good standing.

4. MINERAL PROPERTIES (cont'd...)

	2004		
	Panorama Ridge Property	Hedley Property	Total
Acquisition costs			
Balance, beginning of year	$ 7,001	$ 6,000	$ 13,001
Additions during the year	11,631	13,500	25,131
Total acquisition costs	18,632	19,500	38,132
Deferred exploration costs			
Balance, beginning of year	605,687	-	605,687
Additions during the year			
Assays	69,332	-	69,332
Drilling	302,219	-	302,219
Field expenses	54,620	-	54,620
Geological	263,248	-	263,248
Geophysical	23,540	-	23,540
Mapping	29,657	-	29,657
Trenching	13,044	-	13,044
Total additions	755,660	-	755,660
	1,361,347	-	1,361,347
Recoveries	(9,488)	-	(9,488)
Total deferred exploration costs	1,351,859	-	1,351,859
Total	$ 1,370,491	$ 19,500	$ 1,389,991

4. MINERAL PROPERTIES (cont'd...)

	2003					
	Cliff Property	Panorama Ridge Property	Hedley Property	Plug Property	Otish Property	Total
Acquisition costs						
Balance, beginning of year	$ 156,135	$ 4,205	$ 6,000	$ 50,000	$ 28,000	$ 244,340
Additions during the year	-	2,796	-	-	-	2,796
Write-offs during the year	(156,135)	-	-	(50,000)	(28,000)	(234,135)
Total acquisition costs	-	7,001	6,000	-	-	13,001
Deferred exploration costs						
Balance, beginning of year	284,235	314,240	-	434,534	-	1,033,009
Additions during the year						
Assays	-	10,273	-	-	-	10,273
Drilling	-	38,663	-	-	-	38,663
Field expenses	-	35,558	-	-	-	35,558
Geological	-	143,435	-	-	-	143,435
Geophysical	-	36,423	-	-	-	36,423
Mapping	-	12,945	-	-	-	12,945
Trenching	-	14,150	-	-	-	14,150
Total additions	-	291,447	-	-	-	291,447
Write-down of deferred exploration costs	(284,235)	-	-	(434,534)	-	(718,769)
Total deferred exploration costs	-	605,687	-	-	-	605,687
Total	$ -	$ 612,688	$ 6,000	$ -	$ -	$ 618,688

4. MINERAL PROPERTIES (cont'd...)

a) Cliff property

Cliff claims
The Company held a 100% interest in certain mining claims known as the Cliff claims located in the Osoyoos Mining Division in British Columbia through the issuance of 200,000 common shares of the Company valued at $98,000. The option is subject to a royalty of 3% of net smelter returns ("NSR").

Dave and Max claims
The Company held a 100% interest in the Dave and Max claims located in the Osoyoos Mining Division in British Columbia for $12,000. The interest is subject to royalties of 10% of net profit and 5% of the net proceeds up to $70,400.

Osoyoos claims
The Company held surveyed crown granted claims located in the Osoyoos Mining Division in British Columbia for $7,000 and 100,000 common shares of the Company valued at $22,000. The claims are subject to royalties of 3% of NSR.

During the year ended October 31, 2003, the Company determined that the property was uneconomical and wrote off the property.

b) Panorama Ridge property

N claims
In 2001, the Company acquired the N claims located in the Hedley Gold Basin of the Osoyoos Mining Division in British Columbia, by staking.

Win claims
In 2001 the Company acquired the Win claims located in the Hedley Gold Basin of the Osoyoos Mining Division in British Columbia, by staking.

c) Hedley property

Dawson claims
The Company holds a 100% interest in surveyed crown granted claims in the Hedley Gold Basin of the Osoyoos Mining Division in British Columbia by purchasing a Right of First Refusal agreement for $3,000 and 75,000 common shares (issued) of the Company valued at $13,500. When the mineral land title is transferred to the Company by way of the Right of First Refusal agreement, the Company will earn its interest in the claims.

d) Plug property

S claims
The Company held a sole option to purchase all of the interest in certain mining claims known as the "S" claims through the issue of 100,000 common shares of the Company valued at $50,000. The option is subject to royalty of 2% of NSR.

4. **MINERAL PROPERTIES** (cont'd...)

d) **Plug property** (cont'd...)

During the year ended October 31, 2003, the Company determined that the property was uneconomical and wrote off the property.

e) **Otish Mountains property**

The Company held a 100% interest in the Otish Mountains Mineral lands located in Northern Quebec for $28,000.

During the year ended October 31, 2003, the Company determined that the property was uneconomical and wrote off the property.

5. **RELATED PARTY TRANSACTIONS**

Included in accounts payable at year-end is $Nil (2003 - $27,484) owing to a corporation controlled by a director of the Company. Included in prepaid expenses is $4,385 (2003 - $Nil) paid to a corporation controlled by a director of the Company. Cash held in trust is held by a legal firm related to an officer of the Company.

The Company entered into the following additional transactions with related parties:

a) Paid or accrued deferred exploration costs of $185,616 (2003 - $96,056) to corporations controlled by directors of the Company.

b) Paid or accrued legal fees of $14,415 (2003 - $70,176) included in professional fees to a corporation controlled by an officer of the Company.

c) Paid or accrued management fees of $13,812 (2003 - $24,370) to a corporation controlled by a director of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

6. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares		Capital Stock		Contributed Surplus
Authorized					
100,000,000 no par value common shares					
Common shares issued					
Balance as at October 31, 2002	12,427,740	$	2,991,014	$	-
Issued for cash	8,189,000		1,014,955		-
Exercise of options	275,000		37,250		(9,000)
Issued for debt settlements	799,485		83,946		-
Exercise of warrants	1,550,000		173,500		-
Stock-based compensation	-		-		76,407
Balance as at October 31, 2003	23,241,225		4,300,665		67,407
Issued for cash	1,157,500		231,500		-
Issued for mineral property acquisition	75,000		13,500		-
Exercise of options	220,125		32,524		(3,908)
Exercise of warrants	630,000		76,838		-
Stock-based compensation	-		-		35,788
Balance as at October 31, 2004	25,323,850	$	4,655,027	$	99,287

On December 23, 2003, the Company issued 1,157,500 units for proceeds of $231,500 through a non-brokered private placement. Each unit consists of one flow-through common share and one-half of one non-flow through share purchase warrant. Each whole warrant entitled the holder to purchase one additional common share for $0.25 until December 23, 2004.

The Company has received $274,836 of subscriptions received in advance, of which $244,836 is held in trust.

7. STOCK OPTIONS AND WARRANTS

Stock options

The Company has an incentive stock option plan (the "Plan") whereby the Company may grant stock options to eligible employees, officers, directors and consultants at an exercise price to be determined by the board of directors, provided the exercise price is not lower than the market value at time of issue. The Plan provides for the issuance of up to 18% of the Company's issued common shares as at the date of grant with each stock option having a maximum term of five years. The board of directors has the exclusive power over the granting of options and their vesting provisions.

7. STOCK OPTIONS AND WARRANTS (cont'd...)

Stock options (cont'd...)

As at October 31, 2004, director and employee stock options were outstanding enabling the optionee to acquire the following number of common shares:

Number of Shares	Exercise Price	Expiry Date
115,000	$ 0.10	December 11, 2005
256,550	0.105	May 16, 2005
374,620	0.18	July 3, 2006
500,000	0.100	August 6, 2006
50,000	0.135	May 7, 2007
185,380	0.1275	June 12, 2007
418,450	0.105	May 16, 2008
150,000	0.10875	September 3, 2008
80,000	0.1125	October 3, 2008
966,550	0.100	August 6, 2009

Stock option transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding at October 31, 2002	1,020,000	$ 0.14
Granted	1,273,450	0.11
Exercised	(275,000)	0.10
Expired	(15,000)	0.13
Outstanding at October 31, 2003	2,003,450	0.14
Granted	1,466,550	0.10
Exercised	(220,125)	0.13
Expired	(153,325)	0.11
Outstanding at October 31, 2004	3,096,550	0.12

The weighted average fair value of stock options granted was $0.07 per option (2003 - $0.06).

7. STOCK OPTIONS AND WARRANTS (cont'd...)

Stock-based compensation

During the year ended October 31, 2004, the Company issued 1,466,550 (2003 – 1,273,450) stock options to directors and officers. These options have a fair value of $95,434 (2003 – $76,407) which is being recognized over the options vesting period. Total stock-based compensation recognized during the current period was $35,788 (2003 - $76,407).

The following assumptions were used for the Black-Scholes option pricing model valuation of stock options granted during the year:

	2004	2003
Risk-free interest rate	2.81%	3.18%
Expected life of options	2 - 5 years	5 years
Annualized volatility	92.87%	76.3%
Dividend rate	0.00%	0.00%

Warrants

As at October 31, 2004, the Company had outstanding share purchase warrants, enabling the holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
578,750	$ 0.25	December 23, 2004 (subsequently expired)
900,000	0.14	June 11, 2005

During the year ended October 31, 2004, 7,766,725 warrants expired unexercised.

8. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions during the year ended October 31, 2004:

a) The Company issued 75,000 common shares valued at $13,500 as part of a property acquisition agreement.

b) Options with a fair value of $3,908 were exercised.

Significant non-cash transactions during the year ended October 31, 2003:

a) The Company issued 799,485 common shares valued at $83,946 as part of a debt settlement agreement.

b) Options with a fair value of $9,000 were exercised.

9. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

		2004		2003
Loss before income taxes	$	(163,862)	$	(1,270,496)
Expected income tax (recovery)	$	(58,335)		(452,297)
Items not deductible for income tax purposes		12,741		366,435
Unrecognized benefit of non-capital losses		45,594		85,862
Actual income taxes	$	-	$	-

The significant components of the Company's future income tax assets are as follows:

		2004		2003
Future income tax assets				
Non-capital loss carryforwards	$	276,653	$	225,396
Mineral properties		179,805		185,373
		456,458		410,769
Valuation allowance		(456,458)		(410,769)
Net future income tax assets	$	-	$	-

The Company has incurred non-capital losses of approximately $775,000 available to offset against taxable income in future years, which, if unutilized, will expire through to 2014. Subject to certain restrictions, the Company also has resource exploration expenditures of approximately $1,900,000 available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements, and have been offset by a valuation allowance.

10. SEGMENTED INFORMATION

The Company conducts substantially all of its operations in Canada in one business segment, being the acquisition and exploration of mineral properties.

11. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, cash held in trust, term deposits, receivables, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

12. SUBSEQUENT EVENT

Subsequent to year end, the Company completed a non-brokered private placement of 1,862,250 units at $0.16 per unit for total proceeds of $288,000. Each unit consists of one flow-through common share and one-half of one non-flow through share purchase warrant. One full warrant is exercisable for one common share at $0.20 for up to one year after closing. Proceeds of $274,836 had been received prior to year end.

GOLDCLIFF RESOURCE CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS

For the Year Ended October 31, 2004

GENERAL

The following discussion and analysis of the financial results, prepared as of January 31, 2005, should be read in conjunction with the audited financial statements of Goldcliff Resource Corporation (the "Company") for the year ended October 31, 2004, together with the related notes thereto. The audited financial statements are prepared in accordance with Canadian generally accepted accounting principles. All amounts are expressed in Canadian dollars unless otherwise indicated.

The discussion may contain forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by the Company's management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Additional information is provided in the Company's audited financial statements for the year ended October 31, 2004 and 2003 and the Company's Information Circular. These documents are available for viewing on SEDAR at www.sedar.com.

DESCRIPTION OF BUSINESS

Goldcliff Resource Corporation is engaged in mineral property acquisition and exploration in Canada. The Company is active in the Province of British Columbia, Canada where the Company currently has two projects.

The Company is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange under the symbol GCN. The Company's head office is in Vancouver, British Columbia. The Company's website is www.goldcliff.com and email is info@goldcliff.ca.

RISK, UNCERTAINTIES AND OUTLOOK

The business of exploration and mining is risky and there is no assurance that the current exploration programs will eventually result in profitable mining operations. The Company has limited financial resources, no source of operating cash flow and no assurances that funding will be available to conduct future exploration and development.

MINERAL PROPERTIES

The Company has two properties located in the Province of British Columbia, being the Panorama Ridge property and the Hedley property.

PANORAMA RIDGE PROPERTY

General

The active project for the year ended October 31, 2004 was the Panorama Ridge property. The property is a gold project and is located in Hedley Gold Basin, Nickel Plate mining district, Osoyoos Mining Division, British Columbia. The property is situated 320 kilometres east of Vancouver, 6 kilometres northeast of Hedley and 4 kilometres east of the past gold producing Nickel Plate-Mascot mine. The property consists of 4,125 hectares of staked mineral claims. The Company owns 100 per cent beneficial interest in the claims.

Exploration Activities

Panorama Ridge exploration activities for the year ended October 31, 2004 consisted of geological mapping, grid soil sampling, trenching, sampling of trenches, rock and soil sample analysis, drill-site road location and preparation, and drilling.

Summary of Exploration Activities (for the year ended October 31, 2004)

Panorama Ridge - Exploration Work Summary												
Year	Logistics				Samples (#)				Geophysics (km)		Drilling	
	Grid (km)	Trenching #	Trenching m^3	Road (km)	Silts	Soils	Rock	Core	Magnetic	VLF/EM	Holes (#)	Metres
2000	0	0	0	0	0	0	27	0	0	0	0	0
2001	5.50	0	0	0	65	284	554	0	0	0	0	0
2002	24.40	15	515.00	0.49	14	1208	622	0	0	4.82	0	0
2003	38.10	9	308.50	2.45	0	522	239	1550	56.53	56.53	17	1920
2004	5.00	25	402.00	0	0	503	1085	2286	0	0	22	2277
Total	73.00	49	1225.50	2.94	79	2517	2527	3836	56.53	61.35	39	4197

Exploration Activity Results (as of January 19, 2005)

(Vancouver, Canada), Leonard W. Saleken, President of Goldcliff Resource Corporation, is extremely pleased to announce the results from the first six holes completed during the Company's Phase II drill program on Goldcliff's 100%-owned Panorama Ridge gold discovery in the Hedley Gold Basin, BC, Canada. These latest drill results have exceeded the Company's expectations and are an improvement upon last year's exceptional Phase I results. The Phase II drill program consisted of 22 core holes, total 2,277 metres, 12 of which holes were drilled at the York-Viking gold zone. The first six holes for the York-Viking gold zone are reported.

Drill hole 240023 at the York-Viking gold zone intersected 34.30 grams/tonne (g/t) gold. The high-grade gold intercept is contained in a 1.51 g/t gold drill intersection that covers 39.17 metres. These numbers are highly encouraging. Not only is the 1.51 g/t gold value well above 1.0 g/t gold, which is the approximate value that must be achieved in order to warrant further exploration, the values, in general, are comparable to those found at the previously-mined (1904-1996) Nickel Plate orebodies. The Nickel Plate high-grade underground production, which produced 1.5 million ounces of gold, recovered grades averaging 13.94 g/t gold, while the Mascot open-pit surface production, which produced 1.0 million ounces of gold, recovered grades averaging 1.98 g/t gold.

The first six drill holes for the York-Viking gold zone are reported. All six drill holes ended in the Gold Mineralized Zone (GMZ: 0.20 or greater g/t gold). The gold sample intervals are continuous. The grams per tonne gold are weighted averages. The York-Viking gold zone gold drilling results are summarized as follows:

PANORAMA RIDGE – YORK-VIKING GOLD ZONE DRILL RESULTS					
Drill Holes (2004)		**From (m)**	**To (m)**	**Interval (m)**	**Gold (g/t)**
DDH240023 Total Length: 95.11m	**GMZ**	8.54	95.11	86.57	0.87
	includes	8.54	76.37	67.83	1.00
	and	16.63	55.80	39.17	1.51
	and	16.63	35.18	17.55	2.85
	and	17.63	26.63	9.00	5.20
	and	17.63	18.63	1.00	34.30
DDH240022 Total Length (98.66m)	**GMZ**	4.88	98.66	93.78	0.33
	includes	4.88	22.63	17.75	0.51
	and	4.88	7.88	3.00	1.03
	includes	33.02	60.67	27.65	0.50
	and	52.36	60.67	8.31	0.83
	and	54.36	58.36	4.00	1.08
	includes	67.17	74.17	7.00	0.54
	and	69.17	72.17	3.00	0.83
	and	70.17	72.17	2.00	1.10
DDH240021 Total Length (94.59m)	**GMZ**	4.57	94.59	90.02	0.43
	includes	21.87	52.00	30.22	0.81
	and	30.24	52.00	21.76	1.01
	and	39.00	50.00	11.00	1.26
	and	39.00	43.00	4.00	1.51
	and	48.00	50.00	2.00	2.10
DDH240020 Total Length (98.78 m)	**GMZ**	4.05	98.78	95.73	0.32
	includes	4.05	59.40	56.35	0.50
	and	7.05	32.21	25.16	1.03
	and	21.05	25.05	4.00	1.33
DDH240019 Total Length (98.38m)	**GMZ**	4.27	98.38	94.11	0.39
	includes	4.27	76.54	72.27	0.50
	and	4.27	9.27	5.00	1.00
	and	39.73	42.56	2.83	1.02
	and	59.59	66.56	7.00	1.09
DDH240018 Total Length (121.07m)	**GMZ**	4.39	121.07	116.68	0.42
	includes	4.39	97.73	93.34	0.50
	and	4.39	79.49	75.10	0.62
	and	4.39	17.57	13.18	0.81
	includes	36.15	47.38	11.23	0.83
	and	60.49	76.49	16.00	1.03

The York-Viking gold zone was discovered in the 2003 Phase I drill program. The surface trench and drill gold results indicate potential economic gold grades over a widespread area. The surface gold mineralization indicates that the York-Viking gold zone covers an area of approximately 300 by 300 metres, and the drilling indicates that the gold mineralization extends to depths of greater than 100 metres.

The Panorama Ridge gold property is located in a world-class gold district which has produced 2.5 million ounces of gold in the last 100 years. The gold was mined from a series of sedex-strata-bound gold deposits which occurred at one location – the Nickel Plate-Mascot gold mine (1904-1996). Discovered in 2000, Goldcliff's Panorama Ridge gold property is situated in a geologically-similar environment to this previous find. Panorama Ridge is located a few kilometers east of the past-producing gold mine.

RESULTS OF OPERATIONS

The Company recorded a loss for the year ended October 31, 2004 of $163,862 or $0.01 per share compared to a loss of $1,270,496 or $0.08 per share for the comparative year ended October 31, 2003 in which the Company incurred significant mineral property write-offs. Advertising and promotions of $ 67,549 (2003-$99,484) consisted of investor relations. Stock-based compensation of $ 35,788 (2003-$76,407) was recorded for options vesting over the year.

The Company's mineral properties amount to $ 1,389,991 (2003-$618,688) and relate primarily to the Panorama Ridge property.

GENERAL AND ADMINISTRATIVE

The lower general and administrative expenditures primarily resulted from decreased head office costs as a result taking on a lower level of activity, combined with decreased advertising and promotion, management and professional fees.

OTHER EXPENSES AND RECOVERIES

The loss for the year that ended October 31, 2004 included $35,788 (2003-$76,407) in stock-based compensation expense.

LIQUIDITY AND CAPITAL RESOURCES

The Company's working capital position at October 31, 2004 was $457,241 as compared to a working capital of $731,328 at October 31, 2003.

ANNUAL FINANCIAL INFORMATION

Year Ended		**31-Oct 2004**	**31-Oct 2003**	**31-Oct 2002**
Financial Results				
Exploration expenditures	$	755,660	291,447	1,033,009
Write down of deferred exploration		Nil	(718,769)	Nil
Stock based compensation		35,788	76,407	Nil
Loss per year		(163,862)	(1,270,496)	(90,729)
Loss per share basic and diluted		(0.01)	(0.08)	(0.01)
Financial Position				
Working capital position (deficiency)	$	457,241	731,328	(33,895)
Mineral properties		1,389,991	618,688	244,340
Total Assets		2,049,089	1,507,604	1,371,707
Share capital		4,754,314	4,368,072	2,991,014
Deficit, end of year	$	(3,170,887)	(3,007,025)	(1,736,529)

QUARTERLY FINANCIAL INFORMATION

Quarterly Financial Information

2004 Fiscal Quarter Ended		**31/Oct 2004**	**31/Jul 2004**	**30/Apr 2004**	**31-Jan 2004**
Exploration Expenditures	$	337,832	101,521	81,083	225,736
Write down of deferred exploration		nil	nil	nil	nil
Loss for the period		(62,263)	(22,109)	(56,966)	(22,524)
Loss per share - basic and diluted		(0.01)	(0.01)	(0.01)	(0.01)

2003 Fiscal Quarter Ended		**31/Oct 2003**	**31/Jul 2003**	**30/Apr 2003**	**31-Jan 2003**
Exploration Expenditures	$	265,091	26,356	nil	nil
Write down of deferred exploration		(718,769)	nil	nil	nil
Loss for the period		(1,100,552)	(118,973)	(18,752)	(32,219)
Loss per share - basic and diluted		(0.05)	(0.01)	(0.01)	(0.01)

RELATED PARTY TRANSACTIONS

Included in accounts payable at year-end is $ Nil (2003 - $27,484) owing to a corporation controlled by a director of the Company. Included in prepaid expenses is $ 4,385 (2003-$Nil) paid to a corporations controlled by directors of the Company. Cash held in trust is held by a legal firm related to an officer of the Company.

The Company entered into the following additional transactions with related parties:

a) Paid or accrued deferred exploration costs of $185,616 (2003 - $96,056) to corporations controlled by directors of the Company.

b) Paid or accrued legal fees of $14,415 (2003 - $70,176) included in professional fees to a corporation controlled by an officer of the Company.

c) Paid or accrued management fees of $13,812 (2003 - $24,370) to a corporation controlled by a director of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

ADDITIONAL INFORMATION

As of October 31, 2004, the Company had 27,186,100 common shares issued and outstanding with the following outstanding options and warrants:

Outstanding Options:

Number of Shares	Exercise Price	Expiry Date
115,000	$ 0.10	December 11, 2005
256,550	0.105	May 16, 2005
374,620	0.18	July 3, 2006
500,000	0.100	August 6, 2006
50,000	0.135	May 7, 2007
185,380	0.1275	June 12, 2007
418,450	0.105	May 16, 2008
150,000	0.10875	September 3, 2008
80,000	0.1125	October 3, 2008
966,550	0.100	August 6, 2009

Outstanding Warrants:

As at October 31, 2004, the Company had outstanding share purchase warrants, enabling the holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
578,750	$ 0.25	December 23, 2004 (subsequently expired)
900,000	0.14	June 10, 2005

During the year ended October 31, 2004, 7,766,725 warrants expired unexercised.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, cash held in trust, term deposits, receivables, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

SUBSEQUENT EVENT

Subsequent to year end, the Company completed a non-brokered private placement of 1,862,250 units at $0.16 per unit for total proceeds of $288,000. Each unit consists of one flow-through common share and one-half of one non-flow through share purchase warrant. One full warrant is exercisable for one common share at $0.20 for up to one year after closing. Proceeds of $ 274,836 had been received prior to year end.

February 15, 2005, subsequent to the completion date of the audited financial statements, the Company announced a non-brokered private placement for a total of 2,400,000 flow-through units (the "FT Units") at a price of $0.25 per unit to net the treasury $600,000. Each FT Unit comprises of one flow-through common share (a "FT Share") and one-half of one non-flow-through non-transferable share purchase warrant (a "Warrant"). One Warrant entitles the holder thereof to purchase one additional non-flow-through common share (a "Warrant Share") at a price of $0.35 per Warrant Share for a period of 12 months following the Closing. Finder's fees consisting of 6% cash and 240,000 non-flow-through non-transferable share purchase warrants at a price of $0.35 per Warrant Share for a period of 12 months following the Closing may be payable with respect to certain subscribers and in accordance with the policies of the TSX Venture Exchange. The non-brokered private placement will be subject to regulatory approval.

The proceeds from the Offering will be used for exploration on Goldcliff's Panorama Ridge gold property located in the Hedley Gold Basin, British Columbia, Canada.

Gcn/qrt/2004audit/Oct 31, 2004MDA

82-2748

Proxy

**ANNUAL AND SPECIAL
GENERAL MEETING OF SHAREHOLDERS OF
GOLDCLIFF RESOURCE CORPORATION**

**TO BE HELD AT 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2
ON Wednesday, April 13, 2005 at 10:00 AM**

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Leonard W. Saleken, a Director of the Company, or failing this person, **Edwin R. Rockel**, a Director of the Company, or in the place of the foregoing, ______________________ (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER PRINT HERE: ______________________

REGISTERED HOLDER SIGN HERE: ______________________

DATE SIGNED: ______________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of Davidson & Company as auditors of the Company		N/A	
2. To authorize the Directors to fix the Auditor's remuneration			N/A
3. To elect as Director, **Leonard W. Saleken**		N/A	
4. To elect as Director, **Edwin R. Rockel**		N/A	
5. To elect as Director, **George W. Sanders**		N/A	
6. To elect as Director, **Paul F. Saxton**		N/A	
7. To alter the Notice of Articles to remove the application of the "Pre-Existing Company Provisions"			N/A
8. To change the authorized capital to an unlimited number of common shares without par value			N/A
9. To authorize the replacement of the existing Articles of the Company with an entirely new set of Articles which comply with the *Business Corporations Act* (British Columbia)			N/A

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of PACIFIC CORPORATE TRUST COMPANY no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote

82-2748

Request for Voting Instructions ("VIF")

ANNUAL AND SPECIAL
GENERAL MEETING OF SHAREHOLDERS OF
GOLDCLIFF RESOURCE CORPORATION

TO BE HELD AT 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2
ON Wednesday, April 13, 2005 at 10:00 AM

To our securityholders:

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified below. Unless you or someone on your behalf attends the meeting as a proxyholder, your securities can be voted only by management, as proxyholder of the registered holder, in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, **it will be necessary for us to have your specific voting instructions.** Please complete and return the information requested in this form to provide your voting instructions to us promptly.

Should you wish to attend and vote at the meeting or have someone else attend and vote at **the meeting on your behalf, please complete the reverse side of this form.**



Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of Davidson & Company as auditors of the Company		N/A	
2. To authorize the Directors to fix the Auditors' remuneration			N/A
3. To elect as Director, **Leonard W. Saleken**		N/A	
4. To elect as Director, **Edwin R. Rockel**		N/A	
5. To elect as Director, **George W. Sanders**		N/A	
6. To elect as Director, **Paul F. Saxton**		N/A	
7. To alter the Notice of Articles to remove the application of the "Pre-Existing Company Provisions"			N/A
8. To change the authorized capital to an unlimited number of common shares without par value			N/A
9. To authorize the replacement of the existing Articles of the Company with an entirely new set of Articles which comply with the *Business Corporations Act* (British Columbia)			N/A

If this VIF is signed and the form is not marked otherwise, the securities will be voted in favour of each matter identified in the notice of meeting.

If this VIF is not dated in the space provided, authority is hereby given by you, the securityholder, for the proxyholder to date this form seven (7) calendar days after the date on which it was mailed to you, the securityholder.

This VIF confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof.

This VIF should be read in conjunction with the accompanying notice of meeting and information circular.

By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.

(If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.)

SECURITYHOLDER SIGN HERE: ______________________

DATE SIGNED: ______________________

THIS FORM MUST BE SIGNED AND DATED ABOVE.

******Please complete the following only if you or someone other than a management representative will be attending the meeting to vote on your behalf.******

Should you wish to attend the meeting and vote or have someone else attend and vote at the meeting on your behalf, please write the name of the person who will attend in the place provided below and a form of legal proxy will be issued which will grant you or the person specified by you the right to attend the meeting and vote. If you require assistance in this regard, please contact ______________________ at PCTC at 604-689-9853.

(enter name of CSR here)

PRINT NAME OF PERSON WHO WILL BE ATTENDING THE MEETING HERE: ______________________

SECURITYHOLDER SIGN HERE: ______________________

DATE SIGNED: ______________________

PLEASE SIGN AND DATE.

To [illegible] presented at the Meeting, voting instructions must be DEPOSITED at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty-eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

T[illegible] address of Pacific Corporate Trust Company is 625 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

IF A HOLDER I.D. AND HOLDER CODE APPEAR IN THE ADDRESS BOX ON THE FACE OF THIS FORM BENEFICIAL SECURITYHOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote (1-888-835-8683) OR INTERNET VOTING AT http://www.stocktronics.com/webvote